FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

Commission File Number: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-     N/A

Appointment of Executive Officer; Departure of Executive Officer.

Xinyuan Real Estate Co., Ltd. (the “Company”) has appointed Mr. Thomas Gurnee as the Company’s new Chief Financial Officer, and has accepted the resignation of Mr. Frank Hin Kit Ng as the Company’s current Chief Financial Officer, such appointment and resignation taking effect on February 23, 2009 (the “Effective Date”). Mr. Ng will continue with the Company until March 31st, 2009 in a non-executive role in order to assist with the transition of Mr. Gurnee as the Company’s new Chief Financial Officer.

Mr. Gurnee has been a member of the Company’s board of directors since December 2007, and prior to the Effective Date, was an independent director of the Company and member of its Audit Committee and Corporate Governance and Nominating Committee. Mr. Gurnee shall remain on the Company’s board of directors, but no longer satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. Accordingly, Mr. Gurnee has resigned as of the Effective Date from the Company’s Audit Committee and Corporate Governance and Nominating Committee. The board of directors of the Company shall appoint a replacement for the Company’s Audit Committee when a suitable candidate is identified.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/s/ Yong Zhang
Name:	Yong Zhang
Title:	Chief Executive Officer

Date: February 24, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release regarding Appointment of Chief Financial Officer

XINYUAN REAL ESTATE COMPANY ANNOUNCES NEW

CHIEF FINANCIAL OFFICER

-Tom Gurnee Named Chief Financial Officer -

- Frank Ng to Retire-

BEIJING, February 24, 2009 — Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on strategically selected Tier II cities in China, today announced the appointment of Thomas H.R. Gurnee as its Chief Financial Officer effective immediately.

Mr. Gurnee, a member of the Company’s Board of Directors its Audit Committee and Corporate Governance and Nominating Committee since December 2007, is a seasoned executive with 34 years of experience in accounting, finance, and general management. He has substantial experience in China, most recently at a privately held semiconductor contract manufacturer in China. Previously, he served as CFO of Sohu.com during its NASDAQ listing in 2000 and subsequently served five years on its board. He is currently an independent director of eLong, Inc. (LONG) and Longtop Financial Technologies (LFT), both China-based, NASDAQ-listed companies.

Prior to his experience in China, Mr. Gurnee served from 1995 until 1999 as USA President, COO, and CFO at Chartered Semiconductor (CHRT) based in Silicon Valley and Singapore. He was also previously a financial executive with Schlumberger Ltd. (NYSE:SLB) from 1982 until 1995 with assignments in Silicon Valley, Singapore, and Paris in the semiconductor, oil drilling, and metering businesses. Mr. Gurnee started his career with Varian Associates from 1974 until 1982 in the instrumentation, medical, and communications sectors including a three-year assignment in Brazil. Mr. Gurnee received a BA in economics from Stanford University and an MBA from Santa Clara University.

Mr. Gurnee replaces Frank Hin Kit Ng, the current CFO of XIN, who has indicated a desire to spend more time with his Hong Kong-based family. Mr. Ng will continue with XIN until March 31st, 2009 to provide a smooth transition for Mr. Gurnee and XIN.

Mr. Yong Zhang, Xinyuan’s Chairman and Chief Executive Officer commented, “We are pleased to add Tom to the CFO position. He has a broad range of knowledge about financial management and reporting, corporate finance, and the capital markets, which will allow us to more effectively and efficiently manage our operations. And as a member of our Board of Directors, he already has working understanding of Xinyuan, its management and history. We look forward to his contributions in the months and years ahead. We would also like to express our deep thanks to Frank for his service and continued efforts through this transition period. We wish him the best in the future.”

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a fast-growing developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou and Chengdu. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel:	+86 (10) 8588-9390
Email:	Tom.Gurnee@xyre.com

Mr. Jacky Zhang

Deputy General Manager of Investor Relations

Tel:	+86 (10) 8588-9262
Email:	zhengang.zhang@xyre.com

Mr. Bill Zima

ICR, Beijing

Tel:	+86 (10) 6599-7969
Email:	Bill.zima@icrinc.com

In the United States:

Ken Avalos

ICR

Tel:	+1(203)682-8341
E-mail:	Ken.avalos@icrinc.com